UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 18

For Foreign Governments and Political Subdivisions Thereof

File No_________________
(Leave Blank)

Application for Registration pursuant to Section 12(b) and (c) of the Securities Exchange Act of 1934

European Investment Bank (Name of Registrant)

Title of Issue or Issues 4.875% Notes due January 17, 2017	Securities to be Registered Debt Securities	Amount to be Registered $3,000,000,000	Names of Exchanges on which Registration Applied for New York Stock Exchange

Name and Address of Person Authorized to Receive Notices and Communications from the Securities and Exchange Commission:

PHILIP J. BOECKMAN
Cravath, Swaine & Moore LLP
Citypoint
One Ropemaker Street
London EC2Y 9HR
England

Description of Securities to be Registered

The debt securities being registered are:

$3,000,000,000 4.875% Notes due January 17, 2017

The Notes listed above are payable in US Dollars. The European Investment Bank will not have the right to redeem any of the $3,000,000,000 4.875% Notes due January 17, 2017 before their scheduled maturity. The Notes listed above are unguaranteed and are not secured by any lien.

Incorporation by Reference

This Form 18 incorporates by reference the European Investment Bank’s (i) Annual Report on Form 18-K for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on July 5, 2006 and (ii) semi-annual accounts on Form 18-K/A for the six months ended June 30, 2006, filed with the Securities and Exchange Commission on September 26, 2006.

Exhibits

EXHIBIT A:
A copy of the form of Fiscal Agency Agreement, dated as of January 24, 2001, relating to the $3,000,000,000 4.875% Notes due January 17, 2017, between the Registrant and Citibank, N.A., as Fiscal Agent, previously filed as Exhibit A-1 to the Form 18 filed with the Commission on September 16, 2002 and declared effective on September 26, 2002.

EXHIBIT B:
Reference is made to the Consolidated Profit and Loss Account of the Registrant in the Registrant’s Annual Report on Form 18-K, as amended, and semi-annual accounts on Form 18-K/A, each incorporated by reference in this Application.

EXHIBIT C:	Not applicable.

Upon the basis of the statements and documents comprising this application the undersigned hereby applies for registration pursuant to Section 12(b) and (c) of the Securities and Exchange Act of 1934 of the securities specified on the facing sheet of this application on the respective exchanges there specified.

EUROPEAN INVESTMENT BANK,

by	/s/ Anneli Peshkoff	/s/ Sandeep Dhawan
	Name: Anneli Peshkoff Title: Director, Treasury Department	Name: Sandeep Dhawan Title: Deputy Head of Funding